January 9, 2014

VIA EDGAR

Cicely LaMothe - Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	Apollo Residential Mortgage, Inc. Form 10-K for the Year Ended December 31, 2012 and Forms 10-Q for the periods ended March 31, 2013 and June 30, 2013

Dear Ms. LaMothe:

We hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”), as set forth in the Staff’s letter of comments dated December 19, 2013 (the “Comment Letter”), to the above referenced Form 10-K and Forms 10-Q of Apollo Residential Mortgage, Inc. (the “Company,” “we,” “us” or “our”). The Company has filed, via EDGAR, this letter (tagged correspondence).

We have included below, in italics, each comment from the Comment Letter with our response following. Unless otherwise noted, references to page numbers and sections herein are to the above referenced Form 10-K and Forms 10-Q, as applicable and capitalized terms used but not defined herein have the meanings ascribed to them in such filings.

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FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012

Risk Factors, page 20

If a counterparty to one of our repurchase transactions…,page 20

1.	We note your disclosure beginning on page 72 and in this risk factor with respect to your repurchase agreements. In future Exchange Act reports to the extent applicable, please disclose each of the counterparties that holds excess collateral in excess of 5% of the stockholders’ equity.

Response: In accordance with Regulation S-X. Reg. § 210.4-08 (m)(iii) the Company has historically disclosed in a note to its financial statements, as applicable, (as cross referenced on page 72 of the above referenced Form 10-K) the amount at risk under repurchase agreements with any individual counterparty or group of related counterparties that exceeds 10% of stockholders’ equity as of the final balance sheet date for the reporting period. In addition, under “Quantitative and Qualitative Disclosures about Market Risk” (Item 7A for Forms 10-K and Item 3 for Forms 10-Q) the Company includes disclosure with respect to its exposure to repurchase agreement, Swap and Swaption counterparties as of the final balance sheet date in the reporting period.

In future periodic filings pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”) the Company will provide disclosure with respect to repurchase agreement counterparties to which it has aggregate exposure in excess of 5% of stockholders’ equity. (Note: “exposure” is considered to be the difference between the amount loaned to the Company plus interest due to the counterparty and the fair value of the collateral pledged by the Company to the lender including accrued interest receivable on such collateral.)

9 WEST 57TH STREET

NEW YORK, NEW YORK 10019

212.822.0600

www.apolloresidentialmortgage.com

January 9, 2014 - Page 2 of 8

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

2.	Please revise future Exchange Act periodic reports to provide additional information regarding the nature and type of assets underlying your Non-Agency RMBS portfolio. This information can include the type of loans (sub-prime, Alt-A, or home equity lines of credit), the years of issuance (vintage), and the current credit ratings and potential changes to those ratings.

Response: The Company directs the Staff’s attention to paragraph 3 on page 51 of the above referenced Form 10-K, which refers the reader to Tables 13 and 14 included under Item 7-A. (Tables 13 and 14 are included in Exhibit 1, attached, for the Staff’s reference.) In addition, in future periodic Exchange Act filings the Company will provide an additional table, as outlined below with respect to its non-Agency RMBS as of the final balance sheet date in the reporting period as follows:

To be included under Item 7A; cross reference will be made to this table in Item 7.

Table #

Underlying Loan Collateral Type	Market Value	Percent of Total
Subprime	$		%
Alt-A
Pay-option ARMs

Total	$		%

The Company has not disclosed credit ratings for its non-Agency RMBS in Exchange Act filings, since such ratings are not currently utilized by management in evaluating the anticipated performance of such investments. We believe that additional disclosure of credit ratings for non-Agency RMBS would not provide a significant benefit to the reader and would be inconsistent with how management evaluates such investments. The Commission has expressed that “MD&A should be a discussion and analysis of a company’s business as seen through the eyes of those who manage that business.” As such, we respectfully submit that providing credit ratings for our non-Agency RMBS would be inconsistent with management’s views and the Commission’s guidance.

3.	Please revise future Exchange Act periodic reports to present a table with a breakdown of your Non-Agency RMBS portfolio to include the following information. The categorization determination date for this table is the date of acquisition.

•	Amount purchased at or near par,

Response: We propose to disclose information with respect to the purchase price as a percentage of par within certain ranges, which will be substantially in the format presented below in future periodic Exchange Act filings:

January 9, 2014 - Page 3 of 8

The following table presents the fair value of our non-Agency RMBS at December 31, 2013, by original purchase price as a percentage of par value by year of acquisition:

Year of Acquisition
Acquisition Price (1)	2011	2012	2013	Total	Percent of Total
>100%
100% to 95%
<95% to 85%
<85% to 75%
<75% to 65%
<65%

Total

(1)	Prices are expressed as a percentage of par value.

•	Amount purchased at a substantial discount broken down by rating (i.e. AA or above, below AA, or split rating). For split ratings, please summarize the ratings category break down (e.g. an individual RMBS had one rating of AA and one rating of AAA, B+, etc.).

Response: As noted in our response to Comment 2 above, the Company believes that the presentation of credit ratings for our non-Agency RMBS would not provide a significant benefit to the reader, since such ratings are not utilized by management in evaluating the anticipated performance of the Company’s non-Agency RMBS. We use financial models to estimate the future performance of our non-Agency RMBS and apply assumptions related to the future trend of interest rates, prepayment speeds and the timing and amount of credit losses. With this approach we generate an estimated loss adjusted yield which is disclosed in the asset table in
“Note 4 — Residential Mortgage-Backed Securities” as well as in the “Results of Operations” section in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” As such, we respectfully submit that providing credit ratings for the Company’s non-Agency RMBS would be inconsistent with management’s views and the Commission’s guidance.

Critical Accounting Policies and Use of Estimates

Fair Value Measures of Financial Instruments, page 59 - 60

4.	We note you obtain third party broker quotes validated by the use of third party pricing services to determine the fair value of your securities. Please tell us and revise MD&A disclosures in future Exchange Act periodic filings to address the following areas:

•	The number of quotes and prices you generally obtain per instrument, and if you obtain multiple quotes and prices, how you determine the ultimate value you use within your financial statements or to validate the quotes.

Response: We hereby provide the following in response to the Staff’s comment and propose additional disclosure substantially in the format presented below in future Form 10-K filings:

We receive a quote from an independent pricing service for all of our investment securities. With respect to our pass-through Agency RMBS, we generally receive two to three broker quotes per instrument and with respect to our Agency IO, Inverse IO, non-Agency RMBS and other investment securities we receive one or more broker quotes. We review and may challenge broker quotes and valuations from the pricing service to ensure that such quotes and valuations are indicative of fair value. As part of this process, we consider where we have observed transactions involving securities with similar characteristics that have occurred at or near the valuation date. We then estimate the fair value of each security based upon the average of the final broker quotes received.

January 9, 2014 - Page 4 of 8

•	The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations.

Response: Based upon conversations with brokers, the Company notes that brokers generally provide indicative quotes based on where similar bonds have transacted, market indications and observable and unobservable information about the specific bond.

The Company’s understanding of the valuation methodologies used by its third party pricing service is based upon discussions with representatives of the pricing service and the Company’s review of documentation provided by the pricing service, which sets forth a description of the valuation methodologies used for different types of securities.

In addition, we hereby provide the following in response to the Staff’s comment and propose additional disclosure substantially in the format presented below in future Form 10-K filings:

In providing valuations for our Agency RMBS, we understand that our third party pricing service utilizes observable inputs such as: pool specific characteristics such as loan age, loan size, and credit quality of borrowers; yields for U.S. Treasury securities of various maturities; a range of spread and discount margin assumptions; floating rate indices such as LIBOR; prices for TBA securities; and recent trading and bidding activity for bonds with similar collateral characteristics. In providing valuations for our non-Agency RMBS and other investment securities, our third party pricing service utilizes both observable and unobservable inputs such as: pool specific characteristics such as loan age, loan size, credit quality of borrowers, vintage, servicer quality, structural and waterfall features of each bond; floating rate indices such as LIBOR; prepayment and default assumptions developed using the pricing service’s proprietary models; recent trading and Bid Wanted in Competition (commonly known as “BWIC”) indications on each bond, bonds from the same deal and bonds from the same shelf registration.

January 9, 2014 - Page 5 of 8

Consolidated Statements of Operations, page 79

5.	We noted that you have included dividends declared per share on the face of your Consolidated Statements of Operations versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the Accounting Standards Codification (ASC).

Response: The Company acknowledges the Staff’s comment and after reviewing ASC 260-10-45-5 in conjunction with Regulation S-X 10-01(b)(2), the Company has concluded that dividends declared per common share are not required to be shown on the face of the Consolidated Statements of Operations in the Company’s annual reports on Form 10-K. However, the Company believes that this information should continue to be shown on the face of the Consolidated Statements of Operations for interim periods in accordance with Regulation S-X 10-1(b)(2).

Note 2 – Summary of Significant Accounting Policies

(d) Residential mortgage-backed Securities, page 83

6.	Please tell us and revise future Exchange Act periodic reports to discuss in detail your accounting policy for determining the final ratings utilized for your Non-Agency RMBS when multiple ratings are available. Your disclosures should describe your analysis (i.e. highest, lowest, average or most recent) performed in determining the appropriate rating. For situations where there are split ratings (i.e. one below AA and others above AA) in which you defer to a higher rating, please describe the rationale and factors considered in determining that the higher rating is more appropriate for the instrument.

Response: As noted in our response to Comments 2 and 3 above, the Company believes that the presentation of credit ratings for our non-Agency RMBS would not provide a significant benefit to the reader since such ratings are not utilized by management in evaluating the anticipated performance of the Company’s non-Agency RMBS.

In accordance with the SEC’s previously communicated view that only beneficial interests rated ‘AA’ or better should be deemed to be of “high credit quality” for purposes of applying the scope language of ASC 325-40 (formerly EITF Issue 99-20), the Company utilizes credit ratings to determine the applicability of the appropriate accounting standard to apply to its investments in non-Agency RMBS. For purposes of determining applicable accounting guidance, we note that when determining the final credit rating of our non-Agency RMBS, we apply the lowest rating sourced from each of the three major credit rating agencies (i.e. Moody’s Investors Services, Inc., Standard & Poor’s Corporation, and Fitch, Inc.). We note that there have been no situations to date in which we have deferred to a higher rating when split ratings were available.

In future filings, we will enhance the Company’s disclosures to clarify our accounting policy for determining the final ratings considered for our non-Agency RMBS when split ratings exist. We propose to disclose this information substantially in the format presented below, starting with our annual financial statements filed on Form 10-K for the year ended December 31, 2013:

(d) Residential Mortgage-Backed Securities, Securitized Mortgage Loans and Other Investment Securities

Determination of Accounting Policy

For purposes of determining the applicable accounting policy with respect to our investment securities, we review credit ratings available from each of the three major credit rating agencies (i.e. Moody’s Investors Services, Inc., Standard & Poor’s Corporation, and Fitch, Inc.) for each investment security at the time of purchase and apply the lowest rating.

January 9, 2014 - Page 6 of 8

7.	Please tell us and revise future Exchange Act periodic reports to discuss how you evaluated the guidance in paragraphs 815-10-15-72 and 73 of the ASC in determining the appropriate characterization of your IOs and IIOs as an RMBS security versus a potential derivative.

Response: The Company views its Agency IO and IIO securities as hybrid financial instruments with embedded derivatives. Separate accounting for a financial host contract with an embedded derivative that would otherwise require bifurcation is not required if the election in ASC 815-15-25-4 has been made to measure the entire hybrid financial instrument at fair value with changes in fair value recognized in earnings. Given that the Company has elected the fair value option with respect to all of its securities, the Company does not bifurcate any features from its Agency IO or IIO securities and instead views such securities as RMBS.

Item 9A. Controls and procedures, pages 101 – 102

8.	Your report indicates that management concluded that internal control over financial reporting is effective as of December 31, 2011 based on an assessment at December 31, 2012. Please clarify and/or confirm that your internal control over financial reporting is effective as of December 31, 2012 based on your assessment as of the same date.

Response: The Company hereby confirms that the Company’s internal control over financial reporting was effective as of December 31, 2012 based on the Company’s assessment as of the same date.

FORM 10-Q FOR THE PERIODS ENDED MARCH 31 AND JUNE 30, 2013

Note 13 – Use of Special Purpose Entities

9.	We note you have an obligation to repurchase assets from the VIE in the event that you breach certain representations and warranties in relation to the mortgage loans sold to the VIE. Please clarify how you have complied with the disclosure requirements outlined in paragraphs 460-10-50-2 to 4 of the ASC for these guarantees. Please provide us the disclosure you will include in future Exchange Act periodic reports to address this issue.

Response: In future periodic Exchange Act filings the Company will provide more detailed information that allows users to better understand our obligation to repurchase assets from the VIE in the event that we breach certain representation and warranties in relation to the mortgage loans sold to the VIE. We propose to disclose this information, substantially in the format presented below, in our future financial statements, as applicable. We note that the disclosures below reflect information as of September 30, 2013:

Note 12 – Commitments and Contingencies

(b) Representations and Warranties in Connection with Securitization

In connection with our securitization transaction, we have the obligation under certain circumstances to repurchase assets from the VIE upon breach of certain representations and warranties. The substantial majority of these obligations exist for a period of twelve months from the closing date of our securitization transaction. We believe that a portion of the risk of loss due to loan repurchases would be recovered from the third-party entity from which we acquired the loans. In the event that such third-party becomes insolvent, or we are unable to make repurchase claims against such party, we may be exposed to losses as a result of the representations and warranties made in connection with our securitization transaction.

January 9, 2014 - Page 7 of 8

Through September 30, 2013, no repurchase claims had been made against us, and we do not believe that the amount of any future potential liability with respect to such item (the maximum of which would be the current unpaid principal balance of the loans) is material to us. At September 30, 2013, we had no reserve established for repurchases of loans and were not aware of any repurchase claims that would require the establishment of such a reserve. (See Note 13.)

In regards to the Form 10-K and Forms 10-Q referenced in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Should you have any questions regarding this response, please contact the undersigned at (212) 822-0659.

Respectfully submitted,

/s/ Teresa D. Covello Ms. Teresa D. Covello
Chief Financial Officer

Cc:	Mark Biderman – Audit Committee Chairman

Michael Commaroto – Chief Executive Officer

Todd Friedman – Partner, Deloitte & Touche LLP

Stuart Rothstein – Chief Financial Officer through December 31, 2013

January 9, 2014 - Page 8 of 8

Exhibit 1

Table 13	Year of Securitization (1)
	2007	2006	2005	2004	2003 and Prior	Total
Portfolio Characteristics:
Number of Securities	16	32	30	34	15	127
Carrying Value/Estimated Fair Value	$92,476	$189,425	$116,488	$157,321	$49,487	$605,197
Amortized Cost	$81,642	$173,482	$100,552	$148,818	$44,899	$549,393
Current Par Value	$133,471	$283,157	$157,635	184,227	$58,760	$817,250
Carrying Value to Current Par	69.29%	66.90%	73.90%	85.40%	84.22%	74.05%
Amortized Cost to Current Par	61.17%	61.22%	63.79%	80.78%	76.41%	67.22%
Net Weighted Average Coupon	1.40%	0.98%	1.03%	1.40%	1.96%	1.19%

Collateral Attributes:
Weighted Average Loan Age (months)	71	81	92	104	122	91
Weighted Average Original Loan-to-Value	81.27%	84.38%	82.37%	81.53%	82.36%	82.61%
Weighted Average Original FICO	665	647	645	621	612	640

Current Performance:
60+ Day Delinquencies	38.93%	39.97%	37.22%	31.69%	22.96%	35.74%
Average Credit Enhancement (1)	13.63%	20.61%	36.84%	38.39%	29.05%	27.98%
3 Month CPR (2)	2.57%	1.89%	2.14%	3.75%	4.21%	2.72%

(1)	Credit enhancement is expressed as a percentage of all outstanding mortgage loan collateral. Our RMBS may incur losses if credit enhancement is reduced to zero.
(2)	Information is based on loans for individual groups owned by us. Amounts presented reflect the weighted average monthly performance for the year ended December 31, 2012.

The mortgages underlying our non-Agency RMBS are located in various geographic regions across the United States. The following table presents the five largest geographic concentrations of the mortgages collateralizing our non-Agency RMBS at December 31, 2012 based on fair value:

Table 14
Property Location	Percent (1)
California	25.6%
Florida	9.6
New York	8.9
Texas	5.9
Illinois	3.6
Other (2)	46.4

Total	100.0%

(1)	Percentages are weighted to reflect our proportional share for each of the securities we own.
(2)	Includes mortgages on properties located in each of the remaining 45 states and the District of Columbia, with no concentration exceeding 3.5% of the total.